American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)
Unaudited

	June 30	
ASSETS	2012	2011
Cash and due from banks	$ 18,529	$ 15,873
Interest-bearing deposits in other banks	10,380	23,310
Securities available for sale, at fair value	334,523	231,393
Securities held to maturity	-	2,381
Total securities	334,523	233,774
Restricted stock, at cost	6,268	3,666
Loans held for sale	9,215	2,087
Loans	808,069	514,081
Less allowance for loan losses	(12,099)	(8,744)
Net Loans	795,970	505,337
Premises and equipment, net	25,314	19,129
Other real estate owned, net	4,731	3,513
Goodwill	39,352	22,468
Core deposit intangibles, net	5,502	1,132
Bank owned life insurance	13,273	4,171
Accrued interest receivable and other assets	27,835	11,556
Total assets	$ 1,290,892	$ 846,016
Liabilities		
Demand deposits -- noninterest-bearing	$ 196,727	$ 115,329
Demand deposits -- interest-bearing	149,229	95,453
Money market deposits	170,505	67,273
Savings deposits	78,842	63,632
Time deposits	447,182	317,263
Total deposits	1,042,485	658,950
Short-term borrowings:		
Customer repurchase agreements	46,113	50,329
Long-term borrowings	10,142	413
Trust preferred capital notes	27,267	20,619
Accrued interest payable and other liabilities	6,461	4,515
Total liabilities	1,132,468	734,826
Shareholders' equity		
Preferred stock, $5 par, 2,000,000 shares authorized, none outstanding	-	-
Common stock, $1 par, 20,000,000 shares authorized, 7,836,056 shares outstanding at June 30, 2012 and 6,156,563 shares outstanding at June 30, 2011	7,836	6,157
Capital in excess of par value	56,825	27,670
Retained earnings	86,642	74,810
Accumulated other comprehensive income, net	7,121	2,553
Total shareholders' equity	158,424	111,190
Total liabilities and shareholders' equity	$ 1,290,892	$ 846,016

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
Unaudited

		Three Months Ended June 30		Six Months Ended June 30	
		2012	2011	2012	2011
Interest and Dividend Income:					
Interest and fees on loans	$	12,683 $	6,618 $	25,803 $	13,297
Interest and dividends on securities:					
Taxable		1,056	1,085	2,135	2,254
Tax-exempt		1,077	827	2,159	1,543
Dividends		52	26	103	53
Other interest income		18	14	28	84
Total interest and dividend income		14,886	8,570	30,228	17,231
Interest Expense:					
Interest on deposits		1,729	1,587	3,566	3,167
Interest on short-term borrowings		51	82	94	162
Interest on long-term borrowings		84	5	168	58
Interest on customer repurchase agreements		-	-		
Interest on trust preferred capital notes		206	297	412	640
Total interest expense		2,070	1,971	4,240	4,027
Net Interest Income		12,816	6,599	25,988	13,204
Provision for loan losses		733	336	1,466	673
Net Interest Income After Provision					
for Loan Losses		12,083	6,263	24,522	12,531
Noninterest Income:					
Trust fees		966	878	1,848	1,806
Service charges on deposit accounts		413	400	901	821
Other fees and commissions		445	338	902	654
Mortgage banking income		519	271	1,050	418
Securities gains (losses), net		160	(19)	160	(18)
Impairment of securities		-	-	-	-
Other		297	120	1,173	278
Total noninterest income		2,800	1,988	6,034	3,959
Noninterest Expense:					
Salaries		3,809	2,546	7,920	5,031
Employee benefits		799	624	1,877	1,165
Occupancy and equipment		1,048	696	2,013	1,395
FDIC assessment		213	197	446	402
Bank franchise tax		182	176	365	351
Core deposit intangible amortization		546	95	1,093	189
Foreclosed real estate, net		171	456	18	522
Merger related expenses		(202)	835	49	1,144
Other		2,267	1,403	4,979	2,608
Total noninterest expense		8,833	7,028	18,760	12,807
Income Before Income Taxes		6,050	1,223	11,796	3,683
Income Taxes		1,776	211	3,347	893
Net Income		4,274	1,012	8,449	2,790
Dividends on preferred stock		-	-	-	-
Net income available to common shareholders	$	4,274 $	1,012 $	8,449 $	2,790
Net Income Per Common Share:					
Basic	$	0.55 $	0.16 $	1.08 $	0.45
Diluted	$	0.54 $	0.16 $	1.08 $	0.45
Average Common Shares Outstanding:					
Basic		7,832,162	6,154,396	7,827,195	6,149,029
Diluted		7,849,142	6,161,265	7,839,364	6,157,032

American National Bankshares Inc. and Subsidiaries
Financial Highlights
(In thousands, except share, ratio and nonfinancial data, unaudited)

	2nd Qtr 2012	1st Qtr 2012	2nd Qtr 2011	YTD 2012	YTD 2011
EARNINGS					
Interest income	$ 14,886	$ 15,342	$ 8,570	$ 30,228	$ 17,231
Interest expense	2,070	2,170	1,971	4,240	4,027
Net interest income	12,816	13,172	6,599	25,988	13,204
Provision for loan losses	733	733	336	1,466	673
Noninterest income	2,800	3,234	1,988	6,034	3,959
Noninterest expense	8,833	9,927	7,028	18,760	12,807
Income taxes	1,776	1,571	211	3,347	893
Net income	4,274	4,175	1,012	8,449	2,790
PER COMMON SHARE					
Earnings per share - basic	$ 0.55	$ 0.53	$ 0.16	$ 1.08	$ 0.45
Earnings per share - diluted	0.54	0.53	0.16	1.08	0.45
Cash dividends declared	0.23	0.23	0.23	0.46	0.46
Book value per share	20.22	19.80	18.06	20.22	18.06
Book value per share - tangible (a)	14.49	14.00	14.23	14.49	14.23
Closing market price	23.56	21.30	18.39	23.56	18.39
FINANCIAL RATIOS					
Return on average assets	1.31%	1.27%	0.48%	1.29%	0.66%
Return on average equity	10.86	10.80	3.65	10.83	5.07
Return on average tangible equity (b)	16.62	16.70	5.00	16.67	6.79
Average equity to average assets	12.03	11.79	13.06	11.91	13.06
Net interest margin, taxable equivalent	4.57	4.55	3.65	4.63	3.65
Efficiency ratio	55.56	61.65	73.00	58.15	68.59
Effective tax rate	29.36	27.34	17.25	28.38	24.25
PERIOD-END BALANCES					
Securities	$ 340,791	$ 343,395	$ 237,440	$ 340,791	$ 237,440
Loans held for sale	9,215	3,774	2,087	9,215	2,087
Loans, net of unearned income	808,069	816,471	514,081	808,069	514,081
Goodwill and other intangibles	44,854	45,400	23,600	44,854	23,600
Assets	1,290,892	1,323,260	846,016	1,290,892	846,016
Assets - tangible (a)	1,246,038	1,277,860	822,416	1,246,038	822,416
Deposits	1,042,485	1,074,730	658,950	1,042,485	658,950
Customer repurchase agreements	46,113	48,651	50,329	46,113	50,329
Other short-term borrowings	-	-	-	-	-
Long-term borrowings	37,409	37,412	21,032	37,409	21,032
Shareholders' equity	158,424	155,024	111,190	158,424	111,190
Shareholders' equity - tangible (a)	113,570	109,624	87,590	113,570	87,590
AVERAGE BALANCES					
Securities	$ 335,996	$ 319,159	$ 235,725	$ 327,578	$ 231,185
Loans held for sale	5,819	5,500	1,984	5,659	1,747
Loans, net of unearned income	814,042	813,544	515,161	816,543	515,882
Interest-earning assets	1,173,487	1,169,822	773,750	1,174,404	769,544
Goodwill and other intangibles	45,214	45,400	23,651	45,263	23,700
Assets	1,308,384	1,311,794	848,783	1,310,353	842,882
Assets - tangible (a)	1,263,170	1,266,394	825,132	1,265,090	819,182
Interest-bearing deposits	854,673	880,270	549,397	867,471	545,771
Deposits	1,054,427	1,065,415	666,325	1,058,988	659,661
Customer repurchase agreements	48,742	47,229	47,220	47,986	45,500
Other short-term borrowings	1,878	115	-	997	-
Long-term borrowings	37,419	37,421	21,062	37,420	24,439
Shareholders' equity	157,390	154,685	110,859	156,037	110,046
Shareholders' equity - tangible (a)	112,176	109,285	87,208	110,774	86,346

American National Bankshares Inc. and Subsidiaries
Financial Highlights
(In thousands, except share, ratio and nonfinancial data, unaudited)

	2nd Qtr 2012	1st Qtr 2012	2nd Qtr 2011	YTD 2012	YTD 2011
CAPITAL					
Average shares outstanding - basic	**7,832,162**	7,822,228	6,154,396	**7,827,195**	6,149,029
Average shares outstanding - diluted	**7,849,142**	7,833,061	6,161,265	**7,839,364**	6,157,032
ALLOWANCE FOR LOAN LOSSES					
Beginning balance	**$ 11,691**	$ 10,529	$ 8,257	**$ 10,529**	$ 8,420
Provision for loan losses	**733**	733	336	**1,466**	673
Charge-offs	**(728)**	(340)	(134)	**(1,068)**	(705)
Recoveries	**403**	769	285	**1,172**	356
Ending balance	**$ 12,099**	$ 11,691	$ 8,744	**$ 12,099**	$ 8,744
LOANS					
Construction and land development	**$ 50,913**	$ 52,446	$ 35,756	**$ 50,913**	$ 35,756
Commercial real estate	**354,441**	347,815	208,685	**354,441**	208,685
Residential real estate	**170,893**	182,010	114,510	**170,893**	114,510
Home equity	**95,522**	95,071	61,218	**95,522**	61,218
Commercial and industrial	**128,847**	131,711	87,449	**128,847**	87,449
Consumer	**7,454**	7,418	6,463	**7,454**	6,463
Total	**$ 808,069**	$ 816,471	$ 514,081	**$ 808,069**	$ 514,081
NONPERFORMING ASSETS AT PERIOD-END					
Nonperforming loans:					
90 days past due	**$ -**	$ 183	$ -	**$ -**	$ -
Nonaccrual	**7,995**	13,337	3,464	**7,995**	3,464
Foreclosed real estate	**4,731**	6,369	3,513	**4,731**	3,513
Nonperforming assets	**$ 12,726**	$ 19,889	$ 6,977	**$ 12,726**	$ 6,977
ASSET QUALITY RATIOS					
Annualized net chargeoffs to average loans	**0.16%**	(0.21) %	(0.12) %	**(0.03) %**	0.14%
Nonperforming assets to total assets	**0.99**	1.50	0.82	**0.99**	0.82
Nonperforming loans to total loans	**0.99**	1.66	0.67	**0.99**	0.67
Allowance for loan losses to total loans	**1.50**	1.43	1.70	**1.50**	1.70
Allowance for loan losses to					
nonperforming loans	**151.33**	86.47	252.42	**151.33**	252.42
OTHER DATA					
Fiduciary assets at period-end (c)	**$ 374,562**	$ 385,660	$ 368,579	**$ 374,562**	$ 368,579
Retail brokerage assets at period-end (c)	**$ 191,577**	$ 191,446	$ 49,636	**$ 191,577**	$ 49,636
Number full-time equivalent employees (d)	**315**	316	244	**315**	244
Number of full service offices	**25**	25	18	**25**	18
Number of loan production offices	**2**	2	1	**2**	1
Number of ATM's	**31**	31	26	**31**	26

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Market value
(d) - Average for quarter

Net Interest Income Analysis
For the Three Months Ended June 30, 2012 and 2011
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2012	2011	2012	2011	2012	2011
Loans:						
Commercial	$ 130,697	$ 79,595	$ 1,727	$ 909	5.30%	4.58%
Real estate	681,870	430,872	10,859	5,620	6.37	5.22
Consumer	7,294	6,678	139	120	7.64	7.21
Total loans	819,861	517,145	12,725	6,649	6.21	5.15
Securities:						
Federal agencies	41,517	35,919	155	256	1.49	2.85
Mortgage-backed & CMOs	99,391	56,133	486	466	1.96	3.32
State and municipal	182,499	137,843	1,975	1,585	4.33	4.60
Other	12,589	5,830	117	57	3.72	3.91
Total securities	335,996	235,725	2,733	2,364	3.25	4.01
Deposits in other banks	17,630	20,880	18	14	0.41	0.27
Total interest-earning assets	1,173,487	773,750	15,476	9,027	5.28	4.67
Non-earning assets	134,897	75,033				
Total assets	$ 1,308,384	$ 848,783				
Deposits:						
Demand	$ 155,550	$ 98,224	54	17	0.14	0.07
Money market	172,439	61,714	127	67	0.30	0.44
Savings	78,608	63,716	30	22	0.15	0.14
Time	448,076	325,743	1,518	1,481	1.36	1.82
Total deposits	854,673	549,397	1,729	1,587	0.81	1.16
Customer repurchase agreements	48,742	47,220	49	82	0.40	0.70
Other short-term borrowings	1,878	-	2	-	0.43	-
Long-term borrowings	37,419	21,062	290	302	3.10	5.74
Total interest-bearing liabilities	942,712	617,679	2,070	1,971	0.88	1.28
Noninterest bearing demand deposits	199,754	116,928				
Other liabilities	8,528	3,317				
Shareholders' equity	157,390	110,859				
Total liabilities and shareholders' equity	$ 1,308,384	$ 848,783				
Interest rate spread					4.40%	3.39%
Net interest margin					4.57%	3.65%
Net interest income (taxable equivalent basis)			13,406	7,056		
Less: Taxable equivalent adjustment			590	457		
Net interest income			$ 12,816	$ 6,599		

Net Interest Income Analysis
For the Six Months Ended June 30, 2012 and 2011
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2012	2011	2012	2011	2012	2011
Loans:						
Commercial	$ 137,057	$ 78,765	$ 3,538	$ 1,789	5.18%	4.58%
Real estate	674,964	431,775	21,977	11,315	6.51	5.24
Consumer	10,181	7,089	366	256	7.21	7.28
Total loans	822,202	517,629	25,881	13,360	6.30	5.17
Securities:						
Federal agencies	36,178	39,612	317	579	1.75	2.92
Mortgage-backed & CMOs	99,255	57,706	1,015	956	2.05	3.31
State and municipal	181,683	127,934	3,951	2,993	4.35	4.68
Other	10,462	5,933	211	115	4.03	3.88
Total securities	327,578	231,185	5,494	4,643	3.35	4.02
Deposits in other banks	24,624	20,730	28	84	0.23	0.82
Total interest-earning assets	1,174,404	769,544	31,403	18,087	5.35	4.71
Non-earning assets	135,949	73,338				
Total assets	$ 1,310,353	$ 842,882				
Deposits:						
Demand	$ 163,014	$ 97,465	110	35	0.14	0.07
Money market	179,180	62,416	288	150	0.32	0.48
Savings	77,557	63,114	59	43	0.15	0.14
Time	447,720	322,776	3,109	2,939	1.39	1.84
Total deposits	867,471	545,771	3,566	3,167	0.82	1.17
Customer repurchase agreements	47,986	45,500	92	162	0.38	0.72
Other short-term borrowings	997	68	2	-	0.47	0.47
Long-term borrowings	37,420	24,439	580	698	3.10	5.71
Total interest-bearing liabilities	953,874	615,778	4,240	4,027	0.89	1.32
Noninterest bearing demand deposits	191,517	113,890				
Other liabilities	8,925	3,168				
Shareholders' equity	156,037	110,046				
Total liabilities and shareholders' equity	$ 1,310,353	$ 842,882				
Interest rate spread					4.46%	3.39%
Net interest margin					4.63%	3.65%
Net interest income (taxable equivalent basis)			27,163	14,060		
Less: Taxable equivalent adjustment			1,175	856		
Net interest income			$ 25,988	$ 13,204		